SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number: 0-15017


                           NOTIFICATION OF LATE FILING


(Check One):

[ ] Form 10-K    [ ] Form 11-K     [ ] Form 20-F     [X] 10-Q     [ ] Form N-SAR

For period Ended:  February 27, 1999

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K


For the Transition Period Ended:
                                 -----------------------------------------------


          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:








HO1:\154025\01\3@%H01!.DOC\21901.0001

                         PART I. REGISTRANT INFORMATION

Full Name of registrant:  Samuels Jewelers, Inc.

Former name if applicable:  Barry's Jewelers, Inc.

Address of principal executive office:      2914 Montopolis Drive, Suite 200
                                            Austin, Texas 78741

                        PART II. RULES 12B-25 (B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]  (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)       The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The Registrant has not been able to complete its Quarterly Report on Form 10-Q because it has been working on the restatement of its previous Form 10Q. Subsequent to the issuance of the Company's Report on Form 10-Q for the period ended November 28, 1998, the Company's management determined that compensation expenses related to restricted stock grants and tax note bonuses, issued upon confirmation of the Plan of Reorganization, recorded in the one and four month periods ended October 2, 1998 should be adjusted and expensed over their vesting term (in accordance with Accounting Principles Board No. 25). Approximately $1.8 million of expense relating to this grant was reversed from reorganization expense and fresh-start entries were appropriately adjusted. In addition, notes receivable associated with the grants were reclassified from other current assets to notes receivable (contra-equity) as reflected in the balance sheet as of November 28, 1998. The restatement has not yet been completed, but the Company will be in a position to report within five calendar days of this report. The Quarterly Report on Form 10-Q will be filed on or before April 19, 1999.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                                 E. Peter Healey
                                 (512) 369-1415

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                        [X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes     [X] No

         If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attachment.)

         Samuels Jewelers, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  April 13, 1999                 By: /s/ E. Peter Healey
                                          --------------------------------------
                                          E. Peter Healey
                                          Executive Vice President,
                                          Chief Financial Officer, Secretary
                                          and Treasurer